LIBBEY INC.
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43604
(419) 325-2100
April 14, 2010
VIA EDGAR
Mr. Jay E. Ingram
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549
Re:	Libbey Inc. Registration Statement on Form S-3 (Registration Number 333-163402)
Ladies and Gentlemen:
     Pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, April 15, 2010 at 3:00 p.m., New York time, or as soon thereafter as practicable.
     In connection with the foregoing request for acceleration of the Registration Statement, we acknowledge that: (1) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Libbey Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) Libbey Inc. may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding the foregoing, please do not hesitate to contact Christopher D. Lueking of Latham & Watkins LLP at (312) 876-7680. Thank you in advance for your consideration.

Very truly yours, LIBBEY INC.
By:	/s/ Susan A Kovach
Susan A. Kovach
Vice President, General Counsel and Secretary